MERIDIAN FUND, INC.
                                                                 October 3, 2006

To Our Shareholders:

Stocks posted gains in the September quarter, buoyed by lower interest rates and falling commodity prices. The S&P 500 increased 5.2% and the NASDAQ 4.0%. Small cap stocks, after a strong first half, showed smaller gains. The Russell 2000, for example, advanced 0.1%. Toys, software and automobile shares represented the top performing sectors. The worst performing groups included coal, trucking and gold mining. The yield on the ten-year government bond, reflecting slower economic growth, declined from 5.14% to 4.63%, a meaningful drop.

The economy grew at a respectable 2.6% annual rate during the second quarter, after a rapid 5.6% rate in the first quarter. The housing market and automobile sales are soft at this time while the manufacturing sector is experiencing modest growth. The strongest area continues to be non-residential construction while consumer spending is posting steady gains, primarily due to job growth. The recent decline in interest rates and commodity prices, particularly oil and natural gas, are positive for future economic growth. We don't expect energy prices to surge in the near future. We believe the balance of 2006 and first half of 2007 will continue to show modest growth, stable interest rates and inflation in the area of 2.5%.

We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

The prospectus, news articles and information on how to purchase shares of the funds are available on our website at www.meridianfund.com.

/s/ Richard F. Aster, Jr.

Richard F. Aster, Jr.

MERIDIAN EQUITY INCOME FUND(R) (MEIFX)

The Meridian Equity Income Fund's net asset value per share at September 30, 2006 was $11.77. This represents an increase of 12.4% for the calendar year to date. The Fund's total return and average annual compound rate of return since inception, January 31, 2005, were 19.1% and 11.1%, respectively. The Fund's assets at the close of the quarter were invested 4.3% in cash and 95.7% in stocks. Total net assets were $28,957,028 and there were 483 shareholders.

The Meridian Equity Income Fund continues to focus on companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with thirty-six positions representing twenty-six different industry groups. At the end of the third quarter, the portfolio's average holding had a return on equity and average dividend yield of 18.1% and 2.85% respectively, both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $22 billion, a debt ratio of 34% and earnings per share that are expected to grow 10.3% during the next several years. We believe these financial characteristics will lead to positive returns for the fund.

During the quarter we purchased shares of Cato Corp, Equity Residential, Johnson & Johnson and Mattel. We sold our shares in Alltel, Delta & Pine Land Co., Hillenbrand Industries and Lubrizol Corp.

Chevron, a current holding, is a fully integrated energy company, operating world wide. Petroleum operations include exploring, developing and producing crude oil and natural gas. The company's refineries then produce finished products which are marketed through an extensive distribution network. Chevron has excellent financial characteristics and valuation parameters. The shares yield 3.27% and sell at 7.7 times earnings. The payout ratio is 26.4%, debt is 13.3% of total capitalization and the return on equity is an above average 22.0%. Chevron and its' shareholders are well positioned to benefit from the expected long-term increase in demand for petroleum based products.

MERIDIAN GROWTH FUND(R) (MERDX)

The Meridian Growth Fund's net asset value per share at September 30, 2006 was $40.35. This represents an increase of 10.3% for the calendar year to date. The Fund's total return and average annual compound rate of return since inception, August 1, 1984, were 1,689.2% and 13.9%, respectively. The Fund's assets at the close of the quarter were invested 4.8% in cash and cash equivalents and 95.2% in stocks. Total net assets were $1,774,507,436 and there were 72,652 shareholders.

We remain positive on stocks, but believe, as always, that stock selection will be critical. The recent decline in interest rates and commodity prices are good for equities, both with respect to earnings growth and valuation and our portfolio should benefit. We continue to focus on small and medium-sized growth stocks that have an important market share, strong balance sheet and are well managed. We hold forty-six positions, representing twenty-five industry groups. Our heaviest areas of concentration remain health care, consumer and technology.

During the quarter we purchased shares of AirTran Holdings and Zebra Technologies. We sold our shares in FileNet Corporation and Symmetry Medical.

Carter's Inc., a recent purchase, is the largest branded marketer of baby and young children's apparel. The company sells to department stores, national retail chains and specialty retailers, in addition to operating its own chain of retail stores. Carter's and Oshkosh are its well recognized and trusted brands. The children's apparel market is benefiting from three long-term trends: First, the number of children in the U.S. aged 0-9 years old is expected to grow 5% over the next 5 years.

Second, parents are choosing to have kids later in life when they are earning higher incomes allowing them to spend more and earlier on their children. Third, the baby boom generation is spending more on their grandchildren than prior generations. The company should grow profits at a double digit rate and use excess cash to pay down debt to further strengthen its balance sheet. The stock sells at a reasonable valuation given its earnings growth potential, experienced management team and positive long-term investment outlook.

MERIDIAN VALUE FUND(R) (MVALX)

The Wall Street Journal ranked the Meridian Value Fund the thirteenth best performing stock fund for the ten-year period ending September 30, 2006. This is out of a universe of approximately 2,000 funds.

The Meridian Value Fund's net asset value per share at September 30, 2006 was $38.01. This represents an increase of 9.8% for the calendar year to date. The Fund's total return and average compounded annual rate of return since June 30, 1995, were 612.2% and 19.1%, respectively. The comparable period returns for the S&P 500 with dividends were 196.0% and 10.1%, respectively. The Fund's assets at the close of the quarter were invested 5.3% in cash and cash equivalents and 94.7% in stocks. Total net assets were $1,695,939,479 and there were 78,648 shareholders.

Our investment strategy is unchanged. We continue to seek out-of-favor companies that have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. We believe that over the long term this strategy will continue to outperform. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold sixty-three positions, representing twenty-six industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, real estate and financials. We currently monitor, but don't yet own, a number of solid companies that sell at reasonable valuations. The outlook for our approach, in our view, is favorable at this time.

During the quarter we purchased shares of Alltel, Annaly Capital Management, Bunge, Dionex, Dynegy, Everest Re Group, Liz Claiborne, Rent-A-Center, Universal Corp. and Zebra. We sold our shares in Conseco, Greater Bay Bancorp, Host Hotels & Resorts, Powerwave, Tellabs, Time Warner and Valassis.

We recently added to our position in Willis Group Holdings, a leader in the insurance brokerage industry. Willis suffered earnings declines in 2005 due to regulatory pressures that eliminated contingent commissions paid to insurance brokers by underwriters, as well as a heavy investment in hiring brokers away from competitors. Over the past year business fundamentals have begun to improve with Willis showing accelerating organic revenue growth and stable margins. Willis, as the third largest broker in a highly fragmented industry, is well positioned to benefit from market share losses by large competitors who were more severely weakened by the regulatory disruptions of the past few years. In addition, recent pricing trends have been positive across the industry for both underwriters and brokers. Willis pays a dividend yield of 2.4% and should earn more than $3 per share in 2 to 3 years, presenting an attractive valuation at less than 13x normalized earnings.

MERIDIAN EQUITY INCOME FUND(R)

SUMMARY OF PORTFOLIO HOLDINGS

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PORTFOLIO HOLDINGS BY CATEGORY (% OF TOTAL NET ASSETS)



Brokerage & Money Management................................    5.7%  $ 1,644,834
Electrical Equipment........................................    5.4     1,558,273
Industrial Services.........................................    5.4     1,554,067
Business Services...........................................    5.3     1,544,632
Insurance...................................................    5.3     1,536,585
Consumer Products...........................................    5.3     1,533,684
Industrial Products.........................................    5.3     1,527,163
Banking.....................................................    5.2     1,500,836
Paper/Forest Products.......................................    5.2     1,496,915
Retail......................................................    5.1     1,485,639
Insurance Brokers...........................................    2.8       815,100
Oil & Gas...................................................    2.8       799,400
Business Products...........................................    2.7       792,246
Furniture & Fixtures........................................    2.7       790,948
Pharmaceuticals.............................................    2.7       789,450
Diversified Operations......................................    2.7       778,617
Office Supplies.............................................    2.7       775,591
Telecommunications Services.................................    2.7       769,500
Basic Materials.............................................    2.6       766,389
Toys........................................................    2.6       765,345
Chemicals...................................................    2.6       762,448
Apparel.....................................................    2.6       755,033
Auto Components.............................................    2.6       753,629
Real Estate.................................................    2.6       748,584
Restaurants.................................................    2.6       741,600
Healthcare Products.........................................    2.5       728,951
Cash & Other Assets, Less Liabilities.......................    4.3     1,241,569
                                                              -----   -----------
                                                              100.0%  $28,957,028
                                                              =====   ===========


MERIDIAN GROWTH FUND(R)

SUMMARY OF PORTFOLIO HOLDINGS

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PORTFOLIO HOLDINGS BY CATEGORY (% OF TOTAL NET ASSETS)



Retail....................................................   11.6%  $  205,538,797
Industrial Services.......................................    8.2      146,051,915
Healthcare Products.......................................    7.6      135,485,881
Healthcare Services.......................................    7.3      129,920,951
Brokerage & Money Management..............................    5.0       89,365,300
Tech-Software.............................................    5.0       87,828,033
Industrial Products.......................................    4.3       76,912,427
Banking...................................................    4.1       72,752,247
Consumer Services.........................................    4.1       72,737,342
Business Services.........................................    4.0       70,415,921
Restaurants...............................................    4.0       70,239,486
Tech-Hardware.............................................    3.8       67,853,773
Cellular Communications...................................    3.2       56,297,600
Insurance Brokers.........................................    2.8       49,017,340
Leisure & Amusement.......................................    2.5       44,630,142
Business Products.........................................    2.5       43,457,087
Insurance.................................................    2.4       41,944,064
Hotels & Lodging..........................................    2.3       41,351,750
Chemicals.................................................    2.1       37,763,704
Construction..............................................    2.0       36,309,210
Aerospace/Defense.........................................    2.0       34,975,656
Apparel...................................................    1.9       34,595,575
U.S. Government Obligations...............................    1.7       29,774,748
Technology................................................    1.0       17,133,970
Real Estate...............................................    0.9       15,547,686
Transportation............................................    0.6       10,996,320
Cash & Other Assets, Less Liabilities.....................    3.1       55,610,511
                                                            -----   --------------
                                                            100.0%  $1,774,507,436
                                                            =====   ==============


MERIDIAN VALUE FUND(R)

SUMMARY OF PORTFOLIO HOLDINGS

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PORTFOLIO HOLDINGS BY CATEGORY (% OF TOTAL NET ASSETS)



Technology................................................    8.8%  $  148,531,925
Banking...................................................    8.6      146,601,567
Industrial Services.......................................    7.3      124,130,880
Consumer Products.........................................    6.8      115,231,401
Real Estate...............................................    6.7      113,852,484
Retail....................................................    5.9      100,874,251
Industrial Products.......................................    5.0       84,632,040
Healthcare Products.......................................    4.7       79,017,095
Energy....................................................    4.3       72,644,614
Consumer Products/Food & Beverage.........................    4.2       71,799,340
Pharmaceuticals...........................................    3.7       62,446,568
Utilities.................................................    3.5       60,092,532
Telecommunications Services...............................    3.3       55,149,450
Insurance.................................................    2.6       44,087,214
Insurance Brokers.........................................    2.4       41,556,800
Telecommunications Equipment..............................    2.3       38,694,788
Aerospace/Defense.........................................    2.0       34,309,212
Business Products.........................................    1.8       31,228,422
U.S. Government Obligations...............................    1.8       29,774,748
Oil & Gas.................................................    1.7       28,459,232
Information Technology Services...........................    1.7       28,138,800
Basic Materials...........................................    1.5       25,927,680
Healthcare Services.......................................    1.5       25,587,720
Restaurants...............................................    1.3       22,146,064
Agriculture...............................................    1.3       22,015,205
Apparel...................................................    1.1       18,660,573
Publishing................................................    0.7       11,114,320
Cash & Other Assets, Less Liabilities.....................    3.5       59,234,554
                                                            -----   --------------
                                                            100.0%  $1,695,939,479
                                                            =====   ==============


MERIDIAN EQUITY INCOME FUND(R)

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                                Shares           Value**
                                           ---------------   ---------------


COMMON STOCK - 95.7%

  APPAREL - 2.6%
     VF Corp. ..........................        10,350         $   755,033


  AUTO COMPONENTS - 2.6%
     Autoliv, Inc. (Sweden).............        13,675             753,629


  BANKING - 5.2%
     Comerica, Inc. ....................        12,875             732,845
     Regions Financial Corp. ...........        20,875             767,991
                                                               -----------
                                                                 1,500,836

  BASIC MATERIALS - 2.6%
     PPG Industries, Inc. ..............        11,425             766,389


  BROKERAGE & MONEY MANAGEMENT - 5.7%
     Mellon Financial Corp. ............        20,150             787,865
     Waddell & Reed Financial, Inc.
       Class A..........................        34,625             856,969
                                                               -----------
                                                                 1,644,834

  BUSINESS PRODUCTS - 2.7%
     Diebold, Inc. .....................        18,200             792,246


  BUSINESS SERVICES - 5.3%
     ABM Industries, Inc. ..............        41,400             776,664
     R. R. Donnelley & Sons Co. ........        23,300             767,968
                                                               -----------
                                                                 1,544,632

  CHEMICALS - 2.6%
     RPM International, Inc. ...........        40,150             762,448

  CONSUMER PRODUCTS - 5.3%
     Newell Rubbermaid, Inc. ...........        27,350             774,552
     Reynolds American, Inc. ...........        12,250             759,132
                                                               -----------
                                                                 1,533,684

  DIVERSIFIED OPERATIONS - 2.7%
     E.I. du Pont de Nemours & Co. .....        18,175             778,617


  ELECTRICAL EQUIPMENT - 5.4%
     Emerson Electric Co. ..............         9,300             779,898
     Hubbell, Inc. Class B..............        16,250             778,375
                                                               -----------
                                                                 1,558,273

  FURNITURE & FIXTURES - 2.7%
     Leggett & Platt, Inc. .............        31,600             790,948


  HEALTHCARE PRODUCTS - 2.5%
     Johnson & Johnson..................        11,225             728,951


  INDUSTRIAL PRODUCTS - 5.3%
     Bemis Co. .........................        23,775             781,247
     Briggs & Stratton Corp. ...........        27,075             745,916
                                                               -----------
                                                                 1,527,163

  INDUSTRIAL SERVICES - 5.4%
     Genuine Parts Co. .................        17,875             770,949
     Waste Management, Inc. ............        21,350             783,118
                                                               -----------
                                                                 1,554,067

  INSURANCE - 5.3%
     Lincoln National Corp. ............        12,525             777,552
     Mercury General Corp. .............        15,300             759,033
                                                               -----------
                                                                 1,536,585

  INSURANCE BROKERS - 2.8%
     Willis Group Holdings, Ltd. (United
       Kingdom).........................        21,450             815,100


  OFFICE SUPPLIES - 2.7%
     Avery Dennison Corp. ..............        12,890             775,591


  OIL & GAS - 2.8%
     Chevron Corp. .....................        12,325             799,400


  PAPER/FOREST PRODUCTS - 5.2%
     Kimberly-Clark Corp. ..............        11,335             740,856
     Sonoco Products Co. ...............        22,475             756,059
                                                               -----------
                                                                 1,496,915

  PHARMACEUTICALS - 2.7%
     Eli Lilly & Co. ...................        13,850             789,450


MERIDIAN EQUITY INCOME FUND(R)

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                Shares           Value**
                                           ---------------   ---------------

COMMON STOCK (continued)


  REAL ESTATE - 2.6%
     Equity Residential (a).............        14,800         $   748,584


  RESTAURANTS - 2.6%
     IHOP Corp. ........................        16,000             741,600


  RETAIL - 5.1%
     Cato Corp. (The) Class A...........        33,500             733,985
     Limited Brands, Inc. ..............        28,375             751,654
                                                               -----------
                                                                 1,485,639

  TELECOMMUNICATIONS SERVICES - 2.7%
     BellSouth Corp. ...................        18,000             769,500

  TOYS - 2.6%
     Mattel, Inc. ......................        38,850             765,345


  TOTAL INVESTMENTS - 95.7%
     (Identified cost $25,372,980)........................      27,715,459


CASH AND OTHER ASSETS, LESS LIABILITIES - 4.3%............       1,241,569
                                                               -----------


NET ASSETS - 100.0%.......................................     $28,957,028
                                                               ===========




The aggregate book cost is $25,372,980.

The aggregate gross unrealized appreciation is $2,651,883.
The aggregate gross unrealized depreciation is $(309,404).
The net unrealized appreciation is $2,342,479.

 (a)  Real Estate Investment Trust (REIT)

  ** INVESTMENT VALUATION: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds' Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

MERIDIAN GROWTH FUND(R)

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                                  Shares                 Value**
                                           --------------------   --------------------


COMMON STOCK - 95.2%

  AEROSPACE/DEFENSE - 2.0%
     BE Aerospace, Inc.*................              1,658,400      $  $34,975,656


  APPAREL - 1.9%
     Carter's, Inc.*....................              1,310,935          34,595,575


  BANKING - 4.1%
     SVB Financial Group*...............                777,400          34,703,136
     UCBH Holdings, Inc. ...............              2,179,216          38,049,111
                                                                     --------------
                                                                         72,752,247

  BROKERAGE & MONEY MANAGEMENT - 5.0%
     Affiliated Managers Group, Inc.*...                446,745          44,723,642
     T. Rowe Price Group, Inc. .........                932,950          44,641,658
                                                                     --------------
                                                                         89,365,300

  BUSINESS PRODUCTS - 2.5%
     Diebold, Inc. .....................                998,325          43,457,087


  BUSINESS SERVICES - 4.0%
     CSG Systems International, Inc.*...              1,525,630          40,322,401
     Mercury Interactive Corp.*.........                584,000          30,093,520
                                                                     --------------
                                                                         70,415,921

  CELLULAR COMMUNICATIONS - 3.2%
     American Tower Corp. Class A*......              1,542,400          56,297,600


  CHEMICALS - 2.1%
     RPM International, Inc. ...........              1,988,610          37,763,704


  CONSTRUCTION - 2.0%
     Granite Construction, Inc. ........                680,585          36,309,210


  CONSUMER SERVICES - 4.1%
     Regis Corp. .......................              1,057,000          37,893,450
     Rollins, Inc. .....................              1,650,587          34,843,892
                                                                     --------------
                                                                         72,737,342
  HEALTHCARE PRODUCTS - 7.6%
     C. R. Bard, Inc. ..................                590,975          44,323,125
     DENTSPLY International, Inc. ......              1,526,000          45,947,860
     Edwards Lifesciences Corp.*........                970,485          45,214,896
                                                                     --------------
                                                                        135,485,881

  HEALTHCARE SERVICES - 7.3%
     Cerner Corp.*......................                935,230          42,459,442
     DaVita, Inc.*......................                765,000          44,270,550
     Laboratory Corp. of America
       Holdings*........................                658,700          43,190,959
                                                                     --------------
                                                                        129,920,951

  HOTELS & LODGING - 2.3%
     Las Vegas Sands Corp.*.............                605,000          41,351,750


  INDUSTRIAL PRODUCTS - 4.3%
     Airgas, Inc. ......................              1,133,575          41,001,408
     Dionex Corp.*......................                704,967          35,911,019
                                                                     --------------
                                                                         76,912,427

  INDUSTRIAL SERVICES - 8.2%
     Allied Waste Industries, Inc.*.....              3,514,725          39,610,951
     EGL, Inc.*.........................                863,318          31,459,308
     Republic Services, Inc. ...........                996,100          40,053,181
     United Rentals, Inc.*..............              1,502,300          34,928,475
                                                                     --------------
                                                                        146,051,915

  INSURANCE - 2.4%
     Mercury General Corp. .............                845,476          41,944,064


  INSURANCE BROKERS - 2.8%
     Willis Group Holdings, Ltd. (United
       Kingdom).........................              1,289,930          49,017,340


  LEISURE & AMUSEMENT - 2.5%
     Royal Caribbean Cruises, Ltd. .....              1,149,965          44,630,142


  REAL ESTATE - 0.9%
     Host Hotels & Resorts, Inc. (a)....                678,050          15,547,686


MERIDIAN GROWTH FUND(R)

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  Shares                 Value**
                                           --------------------   --------------------

COMMON STOCK (continued)


  RESTAURANTS - 4.0%
     CBRL Group, Inc. ..................                879,688      $   35,565,786
     Ruby Tuesday, Inc. ................              1,230,000          34,673,700
                                                                     --------------
                                                                         70,239,486

  RETAIL - 11.6%
     Bed Bath & Beyond, Inc.*...........              1,078,900          41,278,714
     Claire's Stores, Inc. .............              1,202,740          35,071,898
     Foot Locker, Inc. .................              1,462,825          36,936,331
     PetSmart, Inc. ....................              1,281,000          35,547,750
     Ross Stores, Inc. .................              1,206,300          30,652,083
     Zale Corp.*........................                939,150          26,052,021
                                                                     --------------
                                                                        205,538,797

  TECHNOLOGY - 1.0%
     Zebra Technologies Corp. Class A*..                479,406          17,133,970


  TECH-HARDWARE - 3.8%
     American Power Conversion Corp. ...              1,556,573          34,182,343
     Vishay Intertechnology, Inc.*......              2,398,250          33,671,430
                                                                     --------------
                                                                         67,853,773

  TECH-SOFTWARE - 5.0%
     Advent Software, Inc.*.............              1,066,438          38,615,720
     Cognos, Inc. (Canada)*.............                929,065          33,910,873
     Getty Images, Inc.*................                308,000          15,301,440
                                                                     --------------
                                                                         87,828,033

  TRANSPORTATION - 0.6%
     AirTran Holdings, Inc.*............              1,108,500          10,996,320


  TOTAL COMMON STOCK - 95.2%
     (Identified cost $1,348,638,300)..........................       1,689,122,177
                                                                     --------------

U.S. GOVERNMENT OBLIGATIONS - 1.7%
     U.S. Treasury Bill @ 5.057%
     due 11/09/06
     (Face Value $15,000,000)..................................          14,917,833
     U.S. Treasury Bill @ 4.912%
     due 12/14/06
     (Face Value $15,000,000)..................................          14,856,915
                                                                     --------------

  TOTAL U.S. GOVERNMENT OBLIGATIONS
  (Identified cost $29,768,146)................................          29,774,748
                                                                     --------------

  TOTAL INVESTMENTS - 96.9%
  (Identified cost $1,378,406,446).............................       1,718,896,925

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.1%.................          55,610,511
                                                                     --------------


NET ASSETS - 100.0%............................................      $1,774,507,436
                                                                     ==============




The aggregate book cost is $1,378,406,446.

The aggregate gross unrealized appreciation is  $349,269,713.
The aggregate gross unrealized depreciation is $(8,779,234).
The net unrealized appreciation is $340,490,479.

 (a)  Real Estate Investment Trust (REIT)

   *  Non-income producing securities.

  ** INVESTMENT VALUATION: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds' Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

MERIDIAN VALUE FUND(R)

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                                  Shares                 Value**
                                           --------------------   --------------------


COMMON STOCK - 94.7%

  AEROSPACE/DEFENSE - 2.0%
     BE Aerospace, Inc.*................              1,626,800      $  $34,309,212


  AGRICULTURE - 1.3%
     Bunge, Ltd. .......................                379,900          22,015,205


  APPAREL - 1.1%
     Liz Claiborne, Inc. ...............                472,300          18,660,573


  BANKING - 8.6%
     AMVESCAP PLC ADR (United Kingdom)..                926,900          20,317,648
     Annaly Capital Management,
       Inc.(a)..........................              1,329,800          17,473,572
     Federated Investors, Inc. Class B..                785,700          26,564,517
     JPMorgan Chase & Co. ..............              1,080,000          50,716,800
     Regions Financial Corp. ...........                857,000          31,529,030
                                                                     --------------
                                                                        146,601,567

  BASIC MATERIALS - 1.5%
     Barrick Gold Corp. (Canada)........                844,000          25,927,680


  BUSINESS PRODUCTS - 1.8%
     Diebold, Inc. .....................                717,400          31,228,422


  CONSUMER PRODUCTS - 6.8%
     Newell Rubbermaid, Inc. ...........              1,798,500          50,933,520
     Pactiv Corp.*......................              1,621,792          46,091,329
     Universal Corp. ...................                498,400          18,206,552
                                                                     --------------
                                                                        115,231,401
  CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.2%
     Anheuser-Busch Cos., Inc. .........                794,600          37,751,446
     International Flavors & Fragrances,
       Inc. ............................                861,100          34,047,894
                                                                     --------------
                                                                         71,799,340

  ENERGY - 4.3%
     El Paso Corp. .....................              1,174,300          16,017,452
     GlobalSanteFe Corp. ...............                348,900          17,441,511
     Hanover Compressor Co.*............              1,424,300          25,950,746
     Tidewater, Inc. ...................                299,500          13,234,905
                                                                     --------------
                                                                         72,644,614

  HEALTHCARE PRODUCTS - 4.7%
     Baxter International, Inc. ........              1,050,200          47,742,092
     Beckman Coulter, Inc. .............                376,100          21,648,316
     Thoratec Corp.*....................                616,700           9,626,687
                                                                     --------------
                                                                         79,017,095

  HEALTHCARE SERVICES - 1.5%
     AmerisourceBergen Corp. ...........                566,100          25,587,720


  INDUSTRIAL PRODUCTS - 5.0%
     Cabot Corp. .......................                492,900          18,335,880
     Dionex Corp.*......................                126,705           6,454,353
     General Electric Co. ..............                241,400           8,521,420
     Manitowoc Co., Inc. (The)..........                374,300          16,764,897
     Sealed Air Corp. ..................                407,500          22,053,900
     Spartech Corp. ....................                467,000          12,501,590
                                                                     --------------
                                                                         84,632,040

  INDUSTRIAL SERVICES - 7.3%
     Allied Waste Industries, Inc.*.....              3,810,600          42,945,462
     Sysco Corp. .......................              1,010,200          33,791,190
     Waste Management, Inc. ............              1,292,100          47,394,228
                                                                     --------------
                                                                        124,130,880
  INFORMATION TECHNOLOGY SERVICES - 1.7%
     BearingPoint, Inc.*................              3,580,000          28,138,800


  INSURANCE - 2.6%
     Everest Re Group, Ltd. (Barbados)..                173,800          16,950,714
     XL Capital, Ltd. Class A
       (Bermuda)........................                395,000          27,136,500
                                                                     --------------
                                                                         44,087,214

MERIDIAN VALUE FUND(R)

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  Shares                 Value**
                                           --------------------   --------------------

COMMON STOCK (continued)



  INSURANCE BROKERS - 2.4%
     Willis Group Holdings, Ltd. (United
       Kingdom).........................              1,093,600      $   41,556,800


  OIL & GAS - 1.7%
     Kinder Morgan Management, LLC.*....                674,070          28,459,232


  PHARMACEUTICALS - 3.7%
     MedImmune, Inc.*...................                885,200          25,856,692
     Schering-Plough Corp. .............              1,656,400          36,589,876
                                                                     --------------
                                                                         62,446,568

  PUBLISHING - 0.7%
     Pearson PLC ADR (United Kingdom)...                780,500          11,114,320


  REAL ESTATE - 6.7%
     Apartment Investment & Management
       Co. Class A(a)...................                800,900          43,576,969
     Equity Residential(a)..............                862,300          43,615,134
     Healthcare Realty Trust, Inc.(a)...                694,100          26,660,381
                                                                     --------------
                                                                        113,852,484

  RESTAURANTS - 1.3%
     Ruby Tuesday, Inc. ................                785,600          22,146,064


  RETAIL - 5.9%
     HOT Topic, Inc.*...................              1,217,300          13,560,722
     Jean Coutu Group, Inc. Class A
       (Canada).........................                782,300           8,321,670
     Rent-A-Center, Inc.*...............                349,500          10,236,855
     Ross Stores, Inc. .................              1,073,900          27,287,799
     Safeway, Inc. .....................              1,366,300          41,467,205
                                                                     --------------
                                                                        100,874,251

  TECHNOLOGY - 8.8%
     Analog Devices, Inc. ..............                905,000          26,597,950
     Entegris, Inc.*....................              2,448,700          26,715,317
     Intersil Corp. Class A.............                467,300          11,472,215
     Symbol Technologies, Inc. .........              2,004,800          29,791,328
     Tektronix, Inc. ...................                297,900           8,618,247
     Western Digital Corp.*.............                927,300          16,784,130
     Xilinx, Inc. ......................                540,300          11,859,585
     Zebra Technologies Corp. Class A*..                467,072          16,693,153
                                                                     --------------
                                                                        148,531,925

  TELECOMMUNICATIONS EQUIPMENT - 2.3%
     Nokia Oyj ADR (Finland)............              1,965,200          38,694,788


  TELECOMMUNICATIONS SERVICES - 3.3%
     Alltel Corp. ......................                651,500          36,158,250
     DIRECTV Group, Inc. (The)*.........                965,000          18,991,200
                                                                     --------------
                                                                         55,149,450

  UTILITIES - 3.5%
     Dynegy, Inc. Class A*..............              3,235,300          17,923,562
     Hawaiian Electric Industries,
       Inc. ............................                601,075          16,265,090
     TECO Energy, Inc. .................              1,655,200          25,903,880
                                                                     --------------
                                                                         60,092,532

  TOTAL COMMON STOCK - 94.7%
     (Identified cost $1,412,751,031)..........................       1,606,930,177
                                                                     --------------


MERIDIAN VALUE FUND(R)

SEPTEMBER 30, 2006 (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                                                         Value**
                                                                  --------------------



U.S. GOVERNMENT OBLIGATIONS - 1.8%
     U.S. Treasury Bill @ 5.057% due 11/09/06 (Face Value
     $15,000,000)..............................................      $   14,917,833
     U.S. Treasury Bill @ 4.912% due 12/14/06 (Face Value
     $15,000,000)..............................................          14,856,915
                                                                     --------------
  TOTAL U.S. GOVERNMENT OBLIGATIONS
  (Identified cost $29,768,146)................................          29,774,748
                                                                     --------------

  TOTAL INVESTMENTS - 96.5%
  (Identified cost $1,442,519,177).............................       1,636,704,925


CASH AND OTHER ASSETS, LESS LIABILITIES - 3.5%.................          59,234,554
                                                                     --------------

NET ASSETS - 100.0%............................................      $1,695,939,479
                                                                     ==============




The aggregate book cost is $1,442,519,177.

The aggregate gross unrealized appreciation is $213,678,179.
The aggregate gross unrealized depreciation is $(19,492,431).
The net unrealized appreciation is $194,185,748.

 (a)  Real Estate Investment Trust (REIT)

ADR - American Depository Receipt.

   *  Non-income producing securities.

  ** INVESTMENT VALUATION: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds' Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                                   MERIDIAN FUND, INC.

 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

                          This report is submitted for
                       the information of shareholders of
                          Meridian Fund, Inc. It is not
                         authorized for distribution to
                          prospective investors unless
                          preceded or accompanied by an
                              effective prospectus.

                        ---------------------------------
                             Officers and Directors

                              RICHARD F. ASTER, JR.
                             President and Director

                                RALPH CECHETTINI

                               MICHAEL S. ERICKSON

                                 HERBERT C. KAY

                                 JAMES B. GLAVIN

                                 MICHAEL STOLPER
                                    Directors

                                GREGG B. KEELING
                            Chief Financial Officer,
                             Treasurer and Secretary
                            Chief Compliance Officer

                                    Custodian
                               PFPC TRUST COMPANY
                           Philadelphia, Pennsylvania

                       Transfer Agent and Disbursing Agent
                                    PFPC INC.
                          King of Prussia, Pennsylvania
                                 (800) 446-6662

                                     Counsel
                             MORRISON & FOERSTER LLP
                                Washington, D.C.

                                    Auditors
                           PRICEWATERHOUSECOOPERS LLP
                            San Francisco, California



                         MERIDIAN EQUITY INCOME FUND(R)

                             MERIDIAN GROWTH FUND(R)

                             MERIDIAN VALUE FUND(R)

                              FIRST QUARTER REPORT

                              [MERIDIAN FUND LOGO]

                          60 E. Sir Francis Drake Blvd.
                             Wood Island, Suite 306
                               Larkspur, CA 94939

                              www.meridianfund.com

                            Telephone (800) 446-6662

                               SEPTEMBER 30, 2006